press release

ArcelorMittal announces results of Extraordinary General Meeting

10 March 2016 - The Extraordinary General Meeting (EGM) of ArcelorMittal shareholders, held today in Luxembourg, approved both resolutions with a large majority. 928,122,478 shares or 51.46% of the company’s share capital were present or represented.

The shareholders approved the two resolutions on the agenda:

•	to reduce the share capital of the company without distribution to shareholders, in order to reduce the par value of the shares in the company to an amount of 10 Euro cents per share (approved with 98.97% of the vote)

•	to increase the company’s authorised share capital including the authorisation to limit or cancel the shareholders’ preferential subscription rights (approved with 97.00% of the vote)

Detailed results of the votes will be posted shortly on http://corporate.arcelormittal.com under Investors > Equity investors > Shareholders’ meetings, where the full documentation regarding the EGM is available.